UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-4F

(Amendment No. 1)

(Rule 13e-102)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-4 THEREUNDER

WEST FRASER TIMBER CO. LTD.

(Name of Issuer)

British Columbia, Canada

(Jurisdiction of Issuer’s Incorporation or Organization)

West Fraser Timber Co. Ltd.

(Name(s) of Person(s) Filing Statement)

Common Shares, no par value

(Title of Class of Securities)

952845105

(CUSIP Number of Class of Securities)

West Fraser Timber Co. Ltd.

501 – 858 Beatty Street

Vancouver, British Columbia

Canada V6B 1C1

Attn. Christopher A. Virostek, Chief Financial Officer

Tel: (604) 895-2745

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Michael Taylor

McMillan LLP

1500 – 1055 West Georgia Street

Vancouver, British Columbia

Canada V6E 4N7

Tel: (604) 691-7410

April 26, 2022

(Date tender offer first published, sent or given to security holders)

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment No. 1”) is filed by West Fraser Timber Co. Ltd., a company organized under the laws of British Columbia, Canada (the “Company”) in order to amend and supplement the Schedule 13E-4F filed with the Securities Exchange Commission (the “SEC”) on April 26, 2022 (the “Original Schedule 13E-4F” and, as amended, the “Schedule 13E-4F”). The Original Schedule 13E-4F was filed by the Company in connection with its substantial issuer bid/tender offer (the “SIB”) pursuant to which the Company offered to purchase from shareholders for cancellation up to US$1.25 billion of its outstanding common shares (“Common Shares”). The terms and conditions of the SIB are set forth in the Offer to Purchase and Circular of the Company dated April 26, 2022 which has been included as Document 1 in Item 1 of Part I of the Original Schedule 13E-4F, together with the accompanying Letter of Transmittal and Notice of Guaranteed Delivery filed as Documents 2 and 3 of Item 1 of Part I of the Original Schedule 14E-F, respectively.

The Schedule 13E-4F is hereby amended and supplemented by adding the following:

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In accordance with the terms and subject to the conditions of the SIB and based on the preliminary calculations of Computershare Investor Services Inc. (“Computershare”), as depositary for the SIB, the Company expects to take up and pay for approximately 11.898 million Common Shares at a price of approximately US$95 per share, representing an aggregate purchase price of approximately US$1.130 billion. The Company currently expects that all shareholders who made auction tenders and purchase price tenders will have 100% of their successfully tendered Common Shares purchased by the Company at the purchase price. The number of Shares to be purchased and the purchase price referred to above are preliminary, remain subject to verification by Computershare and assume that all Shares tendered through notice of guaranteed delivery will be delivered within the two trading day settlement period. Upon take up and payment of the Shares purchased, West Fraser will release the final results.

The above disclosure has been included in the press release issued by the Company on June 3, 2022, a copy of which is attached as Exhibit 99.4.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

The Issuer has filed the following as Exhibits to this Schedule:

Exhibit Number	Description of Exhibit

99.4	Press release of the Company dated June 3, 2022 (1)

107.1	Filing Fee Table (2)

(1)	Filed herewith

(2)	Filed with the Original Schedule 13E-4F

PART IV

SIGNATURES

By signing this Amendment No. 1 to Schedule 13E-4F, the person filing the Amendment No. 1 to Schedule 13E-4F consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 13E-4F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the Issuer’s designated agent.

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 3, 2022

WEST FRASER TIMBER CO. LTD.

By:	/s/ Raymond W. Ferris
Name: Raymond W. Ferris
Title: President and Chief Executive Officer

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